SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Conn’s Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

208242107

(CUSIP Number)

David A. Knight Stephens Investments Holdings LLC 111 Center Street Little Rock, AR 72201 (501) 377-2573

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 208242107

SCHEDULE 13D

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Conn’s Voting Trust, Steven Patterson, Trustee
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 5,246,358
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 5,246,358
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.0
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Stephens Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 3,382
	(9)	Sole dispositive power 82,430
	(10)	Shared dispositive power 3,382
(11)	Aggregate amount beneficially owned by each reporting person 85,812
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.2
(14)	Type of reporting person (see instructions) BD, CO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 599
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,078,222
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,078,222
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 5.9
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Grantor Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 100,350
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 100,350
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.3
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 702,617
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 702,617
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 2.0
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Warren & Harriet Stephens Children’s Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 941,038
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 941,038
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 2.7
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens 95 Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 56,633
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 56,633
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.2
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,352
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,352
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.0
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens 95 Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 56,633
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 56,633
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.2
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,352
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,352
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.0
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens 95 Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 56,633
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 56,633
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.2
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,352
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,352
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.0
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Grandchild’s Trust #2
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 472,594
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 472,594
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 1.4
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 375,472
	(10)	Shared dispositive power 941,038
(11)	Aggregate amount beneficially owned by each reporting person 1,316,510
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 3.8
(14)	Type of reporting person (see instructions) IN

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 104,163
	(8)	Shared voting power 0
	(9)	Sole dispositive power 197,949
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 197,949
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.6
(14)	Type of reporting person (see instructions) IN

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 152,497
	(8)	Shared voting power 0
	(9)	Sole dispositive power 323,673
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 323,673
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.9
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) WAS Conn’s Annuity Trust One
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 206,116
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 206,116
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.6
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Caroline Stephens
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 472,594
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 472,594
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 1.4
(14)	Type of reporting person (see instructions) IN

CUSIP No. 208242107

Introductory Statement

This Amendment No. 12 to Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Conn’s Inc., a Delaware corporation (the “Issuer”). This Amendment No. 12 amends and supplements (i) the statement originally filed on December 18, 2003 with the Securities and Exchange Commission (the “Commission”) by the reporting persons, (ii) Amendment No. 1 to the statement filed on June 2, 2004 with the Commission by the reporting persons, (iii) Amendment No. 2 to the statement filed on September 17, 2007 with the Commission by the reporting persons, (iv) Amendment No. 3 to the statement filed on February 1, 2008 with the Commission by the reporting persons, (v) Amendment No. 4 to the statement filed on October 8, 2008 with the Commission by the reporting persons, (vi) Amendment No. 5 to the statement filed on November 18, 2009 with the Commission by the reporting persons, (vii) Amendment No. 6 to the statement filed on October 22, 2010 with the Commission by the reporting persons, (viii) Amendment No. 7 to the statement filed on November 9, 2010 with the Commission by the reporting persons, (ix) Amendment No. 8 to the statement filed on December 15, 2010 with the Commission by the reporting persons, (x) Amendment No. 9 to the statement filed on January 13, 2012 with the Commission by the reporting persons, and (xi) Amendment No. 10 to the statement filed on April 23, 2012 with the Commission by the reporting persons, and (xii) Amendment No. 11 to the statement filed on December 12, 2012 with the Commission by the reporting persons (collectively, the “Prior Filings” and collectively with this Amendment No. 12, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as set forth below, there are no changes to the Prior Filings.

This Amendment No. 12 is filed to report the transfer of shares of the Common Stock from Grandchild’s Trust #2 to Caroline Stephens.

ITEM 2. Identity and Background.

Item 2 of the Statement is hereby supplemented by adding the following:

Caroline Stephens is a citizen of the United States of America with a business address of 111 Center St., Little Rock, AR 72201. She is principally employed in the equestrian and cattle business. She has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby supplemented by adding the following:

No consideration was paid in connection with the transfer of shares of Common Stock from Grandchild’s Trust #2 to Caroline Stephens.

ITEM 4. Purpose of Transaction.

Item 4 of the Statement is hereby supplemented by adding the following:

Caroline Stephens is the trustee and principal beneficiary of Grandchild’s Trust #2, a participant in the Conn’s Voting Trust which had previously deposited 472,594 shares of the Common Stock in the Conn’s Voting Trust. On December 31, 2012, Caroline Stephens, acting as trustee of Grandchild’s Trust #2, directed that the beneficial ownership of all of such shares be transferred from Grandchild’s Trust #2 to herself, individually, with all of such shares to remain within and subject to the terms of the Conn’s Voting Trust. At this time, Caroline Stephens does not have any plans or proposals which relate to or would result in (i) any extraordinary corporate transactions involving the Issuer or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 208242107

ITEM 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Statement are hereby supplemented by adding the following:

Caroline Stephens beneficially owns 472,594 shares of the Common Stock, representing approximately 1.4% of the outstanding Common Stock. Grandchild’s Trust #2 does not beneficially own any shares of the Common Stock.

Regarding the number of shares of Common Stock as to which Caroline Stephens has:

(i)	sole power to vote or to direct the vote: See line 7 of the cover sheet for Caroline Stephens

(ii)	shared power to vote or to direct the vote: See line 8 of the cover sheet for Caroline Stephens

(iii)	sole power to dispose or to direct the disposition: See line 9 of the cover sheet for Caroline Stephens

(iv)	shared power to dispose or to direct the disposition: See line 10 of the cover sheet for Caroline Stephens

Item 5(c) of the Statement is hereby supplemented by adding the following:

Except as described in Item 4 above, the reporting persons have not effected any transactions in the Common Stock since the filing of Amendment No. 11 to the Statement on December 12, 2012.

Item 5(d) of the Statement is hereby supplemented by adding the following:

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock owned by Caroline Stephens.

Item 5(e) of the Statement is hereby supplemented by adding the following:

Grandchild’s Trust #2 ceased to be the beneficial owner of more than five percent of the Common Stock on December 31, 2012.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is supplemented by adding the following:

The response to Item 4 of this Amendment No. 12 is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit  1  Agreement to File Joint Schedule 13D

Exhibit  2  Caroline Stephens Power of Attorney

CUSIP No. 208242107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2013

Date

/s/ David A. Knight
David A. Knight, as attorney in fact for Conn’s Voting Trust, Stephens Inc., Warren A. Stephens Trust, Warren A. Stephens Grantor Trust, Harriet C. Stephens Trust, Warren & Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 95 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 95 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 95 Trust, Laura Whitaker Stephens Trust, Grandchild’s Trust #2, Curtis F. Bradbury, Jr., Douglas H. Martin, Stephens Investments Holdings LLC, WAS Conn’s Annuity Trust One, and Caroline Stephens